UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAPITOL ACQUISITION CORP. II

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

14056V204

(CUSIP Number)

Paul Friedman

BlueMountain Capital Management, LLC

280 Park Avenue, 5th Floor East

New York, New York 10017

Telephone: 212-905-3990

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP NO. 14056V204	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC (26-1523875)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,650,000
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,650,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,650,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12.	TYPE OF REPORTING PERSON (see instructions) IA

13G

CUSIP NO. 14056V204	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BLUEMOUNTAIN GP HOLDINGS, LLC (26-1523585)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 1,308,814
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 1,308,814
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,814
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

13G

CUSIP NO. 14056V204	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Mountain Credit Alternatives Master Fund L.P. (98-0406591)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 931,476
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 931,476
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,476
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

13G

CUSIP NO. 14056V204	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Mountain CA Master Fund GP, Ltd. (98-0451186)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 00,000
	6.	SHARED VOTING POWER 931,476
	7.	SOLE DISPOSITIVE POWER 00,000
	8.	SHARED DISPOSITIVE POWER 931,476
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 931,476
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12.	TYPE OF REPORTING PERSON (see instructions) CO

13G

CUSIP NO. 14056V204	Page 6 of 9 Pages

Item 1.

	(a)	Name of Issuer Capitol Acquisition Corp. II

	(b)	Address of Issuer’s Principal Executive Offices 509 7th Street, N.W. Washington, D.C. 20004

Item 2.

(a)

Name of Person Filing

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13G filed with the Securities and Exchange Commission on May 17, 2013 is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”), BlueMountain GP Holdings, LLC (“GP Holdings”), Blue Mountain Credit Alternatives Master Fund L.P. (“Credit Alternatives”), and Blue Mountain CA Master Fund GP, Ltd. (“Credit Alternatives GP” and together with BMCM, GP Holdings and Credit Alternatives, the “Reporting Persons”) with respect to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”) of Capitol Acquisition Corp. II, a Delaware corporation (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, the following entities:

(i) Credit Alternatives, with respect to the 931,476 shares of Common Stock directly owned by it;

(ii) BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership (“Long/Short Credit”), with respect to the 228,688 shares of Common Stock directly owned by it;

(iii) BlueMountain Equity Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Equity Alternatives”), with respect to the 102,785 shares of Common Stock directly owned by it;

(iv) BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and together with Credit Alternatives, Long/Short Credit and Equity Alternatives, the “Partnerships”), with respect to the 45,865 shares of Common Stock directly owned by it;

(v) BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 57,084 shares of Common Stock directly owned by it;

(vi) AAI BlueMountain Fund PLC, on behalf of its sub-fund BlueMountain Long/Short Credit and Distressed Reflection Fund, an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds, with respect to the 24,418 shares of Common Stock directly owned by it;

(vii) BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited company, with respect to the 0 shares of Common Stock directly owned by it; and

(viii) BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares, with respect to the 259,684 shares of Common Stock directly owned by it.

Credit Alternatives GP serves as the general partner of Credit Alternatives, with respect to the Common Stock directly owned by Credit Alternatives. GP Holdings serves as the ultimate general partner of each of the Partnerships, with respect to the Common Stock directly owned by each of the Partnerships.

13G

CUSIP NO. 14056V204	Page 7 of 9 Pages

The filing of this statement should not be construed as an admission that either BMCM or GP Holdings is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

	(b)	Address of the Principal Office or, if none, residence

With respect to BMCM and GP Holdings: 280 Park Avenue, 5th Floor East, New York, New York 10017

With respect to Credit Alternatives and Credit Alternatives GP: c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

	(c)	Citizenship

With respect to BMCM and GP Holdings: Delaware, USA With respect to Credit Alternatives and Credit Alternatives GP: Cayman Islands

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

14056V204

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

13G

CUSIP NO. 14056V204	Page 8 of 9 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

BMCM and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any Common Stock.

The Company’s Form 10-Q filed on November 12, 2013, indicates that the total number of outstanding shares of Common Stock was 25,000,000. The percentages used herein and in the rest of the Schedule 13G are based upon such number of shares of Common Stock outstanding.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

This Amendment No. 1 constitutes an exit filing for each of Credit Alternatives and Credit Alternatives GP.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

CUSIP NO. 14056V204	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2014

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ PAUL FRIEDMAN
Paul Friedman, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY: Blue Mountain CA Master Fund GP, Ltd.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director